HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

________	harttrinen@aol.com
(303) 839-0061	Fax: (303) 839-5414

February 24, 2023

Jane Park

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Flexible Solutions International, Inc.
Amended Registration Statement on Form S-3
Filed February 24, 2023
File No. 333-269143

This office represents Flexible Solutions International, Inc. (the “Company”). Amendment No. 3 to the Company’s Registration Statement has been filed with the Commission. The only change in Amendment No. 3 from Amendment No. 2 is the addition of the Accountant’s Consent.

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & HART, LLC

/s/ William T. Hart

William T. Hart